The name, business address, and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons are set forth below. The citizenship of each such person is the United States, unless otherwise stated.

Cannae Holdings, Inc.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned (1)	Percentage Beneficially Owned (1)
William P. Foley II	Chief Executive Officer, Chief Investment Officer and Chairman of the Board of Directors of Cannae Holdings, Inc.	(2)	15,180,868 (3)	3.4 %
Douglas K. Ammerman	Director of Cannae Holdings, Inc.	(2)	83,354 (4)	Less than 1%
Hugh R. Harris	Director of Cannae Holdings, Inc	(2)	—	
C. Malcolm Holland	Chief Executive Officer of Veritex Holdings, Inc.	8215 Westchester Dr Ste 400 Dallas, TX 75225	—	
Mark D. Linehan	Chief Executive Officer of Wynmark Company	1125 Vereda Del Ciervo, Goleta, CA 93117	—	
Frank R. Martire	Founder and Partner of Bridgeport Partners	220 Fifth Avenue, 18th Floor, New York, NY 10001	—	
Erika Meinhardt	Director of Cannae Holdings, Inc	(2)	—	
Barry B. Moullet	Principal of BBM Executive Insights, LLC	4017 S Atlantic Ave Ste 705 Smyrna Beach, FL 32169	—	
James B. Stallings, Jr.	Managing Partner of PS27 Ventures, LLC	7835 Bayberry Rd Jacksonville, FL 32256	—	
Frank P. Willey	Partner at Hennelly & Grossfeld, LLP	10900 Wilshire Blvd, Ste400 Los Angeles, CA 90024	176,871 (5)	Less than 1%
Ryan R. Caswell	President of Cannae Holdings, Inc.	(2)	36,366	Less than 1%
Bryan D. Coy	Executive Vice President and Chief Financial Officer of Cannae Holdings, Inc.	(2)	—	
Michael L. Gravelle	Executive Vice President, General Counsel and Corporate Secretary of Cannae Holdings, Inc.	(2)	115,994	Less than 1%
Peter T. Sadowski	Executive Vice President and Chief Legal Officer of Cannae Holdings, Inc.	(2)	10,000 (6)	Less than 1%

(1) To the best of the Reporting Persons' knowledge. Based on the calculation as described in Item 5 of this Schedule 13D.
(2) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.
(3) Includes 2,163,022 shares of Common Stock held by Foley Family Enterprises, LLC, a partnership controlled by Mr. Foley and his wife, 328,202 shares of Common Stock held directly by Mr. Foley, 10,609,644 shares of Common Stock held by Bilcar, LLC, a partnership controlled by Mr. Foley and his wife, and 2,080,000 shares of Common Stock issuable pursuant to currently exercisable options held by Mr. Foley. Mr. Foley's directly held shares include 71,429 shares of restricted stock granted to Mr. Foley on March 10, 2025 for his services on the Issuer's board of directors which vest one year from the date of grant.
(4) Includes 23,810 shares of restricted stock granted to Mr. Ammerman on March 10, 2025 for his services on the Issuer's board of directors which vest one year from the date of grant.
(5) Includes 126,871 shares of Common Stock held by the Willey Living Trust and 50,000 shares of Common Stock held in an IRA.
(6) Includes 10,000 shares of Common Stock held by the Peter T. Sadowski Trust.

Cannae Holdings, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
William P. Foley II	Senior Managing Director, Cannae Holdings, LLC	(2)	(2)	(2)
Ryan R. Caswell	Managing Director and President, Cannae Holdings, LLC	(2)	(2)	(2)
Bryan D. Coy	Managing Director and Chief Finance Officer, Cannae Holdings, LLC	(2)	(2)	(2)
Michael L. Gravelle	Managing Director, General Counsel and Corporate Secretary, Cannae Holdings, LLC	(2)	(2)	(2)
Cannae Holdings, Inc. (1)	Managing Member, Cannae Holdings, LLC	(3)	(1)	(1)

(1) Cannae Holdings, Inc., a Nevada corporation, is the Managing Member of Cannae Holdings, LLC. See above and Item 5 of this Amendment No. 4.

(2) See table for "Cannae Holdings, Inc." in this Schedule A.

(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.

DNB Holdco, LLC.

Name	Present Principal Occupation or Employment	Business Address	Amount of Securities Beneficially Owned	Percentage Beneficially Owned
Ryan R. Caswell	President, DNB Holdco, LLC	(2)	(2)	(2)
Bryan D. Coy	Manager and Chief Financial Officer, DNB Holdco, LLC	(2)	(2)	(2)
Michael L. Gravelle	Executive Vice President and General Counsel, DNB Holdco, LLC	(2)	(2)	(2)

(1) Cannae Holdings, LLC, a Delaware limited liability company, is the Sole Member of DNB Holdco, LLC. See above and Item 5 of this Amendment No. 3.

(2) See table for "Cannae Holdings, Inc." in this Schedule A.

(3) c/o Cannae Holdings, Inc., 1701 Village Center Circle, Las Vegas, NV 89134.